Tribal, LLC

Tribal, LLC

Unaudited Financial Statements for the Years Ended December 31, 2018 and 2017

I have reviewed the accompanying financial statements of Akamai Basics, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 9 of the financial statements, the Company relies on outside sources to fund operations, and has incurred losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.



Peter Stamborski, CPA
April 11, 2019
Boulder, CO

Tribal, LLC

Tribal, LLC
Balance Sheet
For the years ended December 31, 2018 and 2017
In Dollars

	As of December 31, 2018	As of December 31, 2017
Assets		
Current Assets		
Cash & Cash Equivalents	14,854	11,921
Inventory	40,921	18,144
Total Current Assets	55,775	30,065
Non-Current Assets		
Intangible Asset	9,437	2,608
Total Assets	65,212	32,673
Liabilities		
Current Liabilities		
Accounts Payable - Credit Cards	76,966	40,424
Total Current Liabilities	76,966	40,424
Non-Current Liabilities		
Accrued Salary to Owners	206,250	125,000
Note Payable	46,750	42,500
Other	475	165
Total Non-Current Liabilities	253,475	167,665
Total Liabilities	330,441	208,089
Owner's Equity		
Common Stock Equity	508,999	350,000
Retained Earnings	(525,416)	(299,087)
Current Year Net Loss	(248,812)	(226,329)
Total Owner's Equity	(265,228)	(175,416)
Total Liabilities & Owner's Equity	65,212	32,673

Unaudited - See accompanying notes to financial statements and reviewer's report

Tribal, LLC

Tribal, LLC,
Consolidated Statement of Comprehensive Income
For the years ended December 31, 2018 and 2017
In Dollars

	For the year-ending December 31,	
	2018	2017
Revenue (net of discounts)	102,043	60,387
Cost of Goods Sold	64,406	55,697
Gross Profit	37,637	4,690
Operating Expenses		
Payroll & Benefits	158,637	156,542
Marketing	39,561	38,212
General & Administrative	16,276	11,578
Office Expenses	7,774	6,371
Interest Expense	4,250	
R&D Related Expense	8,180	5,139
Entertainment/Travel	13,342	5,587
Software/Website Expense	26,702	4,543
Amortization Expense	2,618	522
Utilities/Other	9,109	2,527
Total Operating Expenses	286,450	231,019
Income before Taxes	(248,812)	(226,329)
Provision for Income Taxes	-	-
Net Income	(248,812)	(226,329)
Common Stock Outstanding at Period-end (shares)	104,757	100,000
Loss per share of Common Stock	$ (2.38)	$ (2.26)

Unaudited - See accompanying notes to financial statements and reviewer's report

Tribal, LLC

Tribal, LLC,
Consolidated Statement of Cash Flows
As of the year ended December 31, 2018 and 2017
In Dollars

	December 31 ,2018	December 31 ,2017
Cash at Beginning of Period	11,921	27,975
Cash Flows from Operating Activities		
Net Loss	(248,812)	(226,329)
Interest Expense	4,250	
Depreciation Expense	2,618	522
(Increase)/Decrease in Inventory	(22,777)	12,320
Increase in accrued salaries	81,250	125,000
Increase in A/P	36,542	32,898
Other Increase in A/P	310	165
Net Cash Flows from Operting Activities	(146,620)	(55,424)
Cash Flows from Investing Activities		
Website Development Investment	(9,446)	(3,130)
Net Cash Flows from Investing Activities	(9,446)	(3,130)
Cash Flows from Financing Activities		
Proceeds from Note Payable		42,500
Proceeds from Issuance of Common Stock	158,999	
Net Cash Flows from Financing Activities	158,999	42,500
Total change in Cash	2,933	(16,054)
Ending Cash Balance	14,854	11,921

Tribal, LLC

Tribal, LLC,
Consolidated Statements of Changes in Shareholder's Equity
For the years ended December 31, 2018 and 2017
In Dollars

	2018	2017
Beginning Equity	(175,416)	50,913
Net Income/(Loss)	(248,812)	(226,329)
Additional stock Issurance at $35/share	158,999	
Ending Equity	(265,229)	(175,416)

Tribal, LLC

Accompanying Notes to the Financial Statements

Note 1 – General Business Description

Tribal, LLC is a personal care products Company that believes clear and healthy teeth, skin, and hair can be achieved with far fewer products, chemicals, and complexity and has taken a radically simplified, back to basics, truly natural approach. The Company, registered as Tribal LLC but also known as Akamai Basics, was formed in 2015 as a registered limited liability corporation ("LLC") in the State of Colorado.

Note 2 – Summary of Significant Accounting Policies & Other General Financial Statement Considerations

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates, assumptions and judgment

The preparation of these consolidated financial statements required management to make estimates, assumptions, and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. These estimates, assumptions, and judgments are based on historical experience and various factors that management believes to be reasonable under the circumstances. Management reviews estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results may differ from these estimates. Management uses judgment when applying accounting policies and when making estimates and assumptions as described above.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States which could affect the Company's financial condition and results of its operations.

Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash on hand, cash balances with banks and similar institutions and term deposits redeemable within three months or less from date of acquisition with banks and similar institutions.

Inventory

Inventories are measured at the lower of cost or net realizable value and consists primarily of products waiting to be sold to customers. The Company does not consign any of its inventory. In 2018 and 2017, respectively, the Company wrote-off approximately $1,200 and $6,400 related to damaged inventory which was recorded as a charge to cost of goods sold.

Tribal, LLC

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue related to subscription services is recognized ratably over the subscription term. Revenue related to one-time product purchases is recognized as the related product is delivered.

Advertising Costs

Costs for the annual period ending December 31, 2018 and 2017 primarily relate to the Company's digital advertising campaigns via social media as well as public relations and the Company's affiliate program. Advertising costs are expensed as incurred.

Research and Development Costs

R&D-related costs relate primarily to new product development performed by the Company and in conjunction with its suppliers. In accordance with U.S. GAAP, all expenses are recognized as incurred.

Note 3 - Accrued Salary

At December 31, 2018 and 2017, the Company had accrued on its balance sheet $206,250 and 125,000 respectively, related to amounts that were both estimable and probable of payout to certain of the Company's owners for salary earned but not yet paid out.

Note 4 - Note Payable

In late 2017, Company management entered into a note payable arrangement with the Company whereby the Company was loaned $42,500. This note payable includes an interest rate of 10% per year and is due in full on August 1, 2022. The current loan balance outstanding is classified as a long term liability on the Company's balance sheet.

Note 5 - Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States of America as well as the State of Colorado. The Company recorded a net operating loss (or "NOL") in both 2018 and 2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amounts have been recognized in the statements. The net operating loss carry forwards from 2017 and 2018 will expire in 2037 and 2038, respectively. The Company's federal tax filings will be subject to Internal Revenue Service review in accordance with the related statute of limitations provided by such taxing authority.

Note 6 - Stockholder's Equity

As of December 31, 2017, 100,000 common shares were issued and outstanding, issued at $3.50 per share. During 2018, the Company issued an additional 4,757 shares at $35.00 per share as part of a secondary offering of common stock. Approximately 73% and 70% of such outstanding shares (and voting rights) at the end of 2017 and 2018, respectively, were owned by members of management with no other individual investor owning more than 15% of total shares issued and outstanding. No shares are reserved at this time. Further, no dividends have been issued to shareholders since inception of the Company and no redemption features or repurchase rights exists related to this common stock. Further, subscribers to the common stock of the Company have no right to transfer his or her holdings and are not convertible to any other instrument, financial or otherwise.

Note 7 - Subsequent Events

The Company expects to participate in a Crowdfunding Offering (the "Offering") as allowed for under the related SEC Regulation Crowdfunding rules in 2019.

Other than those events specified above in this note and other notes herein, no additional material events were identified by management through the issuance date of these financial statements that would necessitate disclosure herein.

Note 8 - Adoption of New U.S. GAAP Accounting Standards

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09 – Revenue from Contracts with Customers (ASC Topic 606) which has subsequently been amended via multiple ASUs and replaces existing guidance for revenue recognition. The guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017 for public companies. The Company adopted ASC Topic 606 on January 1, 2018.

No other recently issued standards by the FASB were applicable to the financial statements of the Company.

Note 9 - Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from either the issuance of equity or debt or its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 10 - Legal Matters

We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with ASC 450, Contingencies.

Tribal, LLC

Note 11 - Related Party Transactions

In addition to those items included in the notes above that qualify as related party transactions, the Company has also noted the following related party transactions that occurred during the years ending 2018 and 2017.

Reimbursements related to Office Space – The Company reimbursed members of management for certain home-office related expenses equal to $5,379 and $4,250 in 2018 and 2017, respectively.

Reimbursement related to Health Benefits – The Company reimbursed members of management for certain health insurance expenses equal to $6,939 and $5,942 in 2018 and 2017, respectively.

Note 12 – Fair Value Measurement

The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable, and notes payable. ASC Topic 820, *Fair Value Measurements and Disclosures*, requires disclosures about how fair value is determined for assets and liabilities and establishes a hierarchy under which these assets and liabilities must be grouped, based on significant levels of observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumption. This hierarchy requires the use of observable market data when available.

All of the Company's financial instruments are measured on the basis of observable inputs in active markets (i.e., Level 1 within the ASC 820 framework). No financial instruments are measured on the basis of unobservable inputs, either Level 2 or 3.

Note 13 – Intangible Asset

The Company has a single intangible asset related to costs incurred for the development of its website. Such costs were accounted for under ASC 350-50, *Intangibles-Goodwill & Other: Website Development Costs ("ASC 350-50")*. This intangible was placed into service on January 1, 2017 in conjunction with the go-live of the website and is being amortized over a useful life of three years. During 2018, and 2017, the Company recognized related amortization expense of approximately $2,618 and $522, respectively, with similar such amounts expected to be recognized in 2019 and 2020 as were in 2018. Any costs not meeting the capitalization requirements in accordance with ASC 350-50 were expensed as incurred. Any enhancements to the existing functionality are capitalized as appropriate.

Tribal, LLC

Note 14 – General and Administrative Expenses

Amounts expensed as general & administrative expenses for the years-ending December 31, 2018 and 2017 were of the following nature and amounts.

	For the year-ending	
Nature of Expenses	2018	2017
Dues & Subscriptions	3,586	2,000
Insurance	4,506	3,288
Legal & Professional Fees	3,386	1,229
Accounting & Finance	4,798	5,060
Total	16,276	11,577